SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Forgent Networks, Inc.
(formerly known as VTEL Corporation)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

918333105
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ X /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock reported herein is 1,895,925 shares, which constitutes approximately 7.7% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 24,576,299 shares outstanding.


CUSIP No. 918333105

1.     Name of Reporting Person:

           Corbin & Company

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                   5.     Sole Voting Power:     -0-
Number of
Shares
Beneficially       6.     Shared Voting Power: 1,895,925 (1)
Owned By
Each
Reporting          7.     Sole Dispositive Power:    -0-
Person
With
                   8.     Shared Dispositive Power: 1,895,925 (1)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,895,925

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 7.7%

12.     Type of Reporting Person: IA
--------------
(1)     Power is exercised through its Chairman, President and Chief Investment Officer, David A. Corbin.


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated January 10, 2002 (the "Schedule 13G"), relating to the Common Stock (the "Stock"), of Forgent Networks, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 1(a).     Name of Issuer.

Item 1(a) is amended and restated in its entirety as follows:

The name of the issuer is Forgent Networks, Inc. (the "Issuer").

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Person

Corbin & Co.

Corbin & Co. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,895,925 shares of the Stock, which constitutes approximately 7.7% of the outstanding shares of the Stock.

Controlling Person

Corbin

Because of his positions as Chairman, President and Chief Investment Officer of Corbin & Co., Corbin may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,895,925 shares of the Stock, which constitutes approximately 7.7% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

Corbin & Co.

Acting through Corbin, its Chairman, President and Chief Investment Officer, Corbin & Co. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 1,895,925 shares of the Stock.

Controlling Person

Corbin

As the Chairman, President and Chief Investment Officer of Corbin & Co., Corbin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,895,925 shares of the Stock.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is hereby restated in its entirety as follows:

All of the shares of the Stock reported herein are owned by Corbin & Co.'s advisory clients, who have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Stock. To the best knowledge of Corbin & Co., no client of Corbin & Co. has an interest in dividends or sale proceeds that relates to 5% or more of the outstanding shares of the Stock.

Item 10.     Certification.

Item 10 is hereby amended and restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:      February 11, 2003

CORBIN & COMPANY By: /s/ David A. Corbin David A. Corbin, President